EXHIBIT 23.2
CONSENT OF DEGOLYER AND MACNAUGHTON
     We hereby consent to the incorporation by reference of the name DeGolyer and MacNaughton, references to DeGolyer and MacNaughton, and in information contained in our “Appraisal Report as of December 31, 2006, of Certain Interests owned by Range Resources Corporation,” in the Form 8-K of Range Resources Corporation and in the related Prospectus (collectively, the “Registration Statement”) of the Range Resources Annual Report on Form 10-K for the year ended December 31, 2006; provided, however, that we are necessarily unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.

DeGolyer and MacNaughton

Dallas, Texas June 18, 2007